Exhibit 4.219

TRANSCANADA PIPELINES LIMITED
SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP (unaudited)

Net Income Reconciliation

	Three months ended March 31
	2003	2002
	(millions of dollars except per share amounts)
Net income in accordance with Canadian GAAP	223	201
U.S. GAAP adjustments
Preferred securities charges(1)	(14)	(14)
Tax impact of preferred securities charges	5	5
Unrealized loss on foreign exchange and interest rate derivatives(2)	(6)	(6)
Tax impact of loss on foreign exchange and interest rate derivatives	2	2
Unrealized loss on energy trading contracts(3)	(11)	(1)
Tax impact of unrealized loss on energy trading contracts	4	—
Equity income(4)	(3)	—
Tax impact of equity income	1	—
Income before cumulative effect of the application of EITF 02-3 in accordance with U.S. GAAP	201	187
Cumulative effect of the application of EITF 02-3, net of tax(3)	(13)	—
Net income in accordance with U.S. GAAP	188	187

Basic and diluted net income per share in accordance with U.S. GAAP
Income before cumulative effect of the application of EITF 02-3 in accordance with U.S. GAAP	$0.41	$0.38
Cumulative effect of the application of EITF 02-3, net of tax(3)	(0.03)	—
	$0.38	$0.38

Basic and diluted net income per share in accordance with Canadian GAAP	$0.43	$0.39

Dividends per common share	$0.27	$0.25

Common Shares Outstanding (millions)
Average for the period — Basic	480.1	477.0
Average for the period — Diluted	481.9	479.1

(1)          Under U.S. GAAP, the financial charges related to preferred securities are recognized as an expense, rather than dividends.

(2)          Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 133 “Accounting for Derivatives and Hedging Activities”, all derivatives are recognized as assets and liabilities on the balance sheet and measured at fair value.  For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with an equal or lesser amount of changes in the fair value of the hedged item attributable to the hedged risk.  For derivatives designated as cash flow hedges, changes in the fair value of the derivative that are effective in offsetting the hedged risk are recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of the change in fair value is recognized in earnings each period.

(3)          Under U.S. GAAP, energy trading contracts are measured at fair value determined as at the balance sheet date.  In 2002, TransCanada PipeLines Limited (TransCanada or the Company) adopted the transitional provisions of FASB Emerging Issues Task Force (EITF) 02-3, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities” whereby the Company is netting all revenues and expenses related to derivative energy trading contracts.  This accounting change was applied retroactively with reclassification of prior periods.  Effective January 1, 2003, the Company fully adopted EITF 02-3.  Certain of the energy trading derivatives are accounted for as hedges under Canadian GAAP but not under U.S. GAAP.  These derivatives as well as other derivatives held for trading purposes are measured at fair value and accounted for under the provisions of SFAS No. 133.  The Company’s energy trading contracts that are not derivatives are not subject to mark-to-market accounting.  This accounting change was effected through a cumulative adjustment in the current period income with no restatement of prior periods.

(4)          Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved.  After such time, those costs are amortized over the estimated life of the project.  Under U.S. GAAP, such costs are expensed as incurred.  Certain start-up costs related to the Company’s equity investment in Bruce Power L.P. are required to be expensed under U.S. GAAP.

Condensed Statement of Consolidated Income in Accordance with U.S. GAAP (6)

	Three months ended March 31
	2003	2002
	(millions of dollars)
Revenues(3)	1,177	1,116
Cost of sales(3)	151	123
Other costs and expenses	422	352
Depreciation	185	181
	758	656
Operating income	419	460
Other (income)/expenses
Equity income(4)(6)	(119)	(81)
Other expenses(1)(2)(5)	214	233
Income taxes	123	121
	218	273
Income before cumulative effect of the application of EITF 02-3 in accordance with U.S. GAAP	201	187
Cumulative effect of the application of EITF 02-3, net of tax(3)	(13)	—
Net income in accordance with U.S. GAAP	188	187

Comprehensive Income in Accordance with U.S. GAAP

	Three months ended March 31
	2003	2002
	(millions of dollars)
Net income in accordance with U.S. GAAP	188	187
Adjustments affecting comprehensive income under U.S. GAAP
Additional minimum liability for employee future benefits (SFAS No. 87)(12)	4	—
Tax impact of additional minimum liability for employee future benefits	(1)	—
Unrealized gain on derivatives(2)	8	2
Tax impact of gain on derivatives	—	(1)
Foreign currency translation adjustment	(15)	10
Comprehensive income in accordance with U.S. GAAP	184	198

Condensed Balance Sheet in Accordance with U.S. GAAP (6)

	March 31, 2003	December 31, 2002
	(millions of dollars)
Current assets	1,006	1,074
Long-term energy trading assets(3)	—	218
Long-term investments(4) (7)	2,041	1,629
Plant, property and equipment(8)	14,803	14,992
Regulatory asset(9)	2,578	2,578
Other assets(2)	1,052	893
	21,480	21,384

Current liabilities(10)	2,165	1,918
Provision for loss on discontinued operations	232	234
Long-term energy trading liabilities(3)	—	41
Deferred amounts(7) (8)	562	593
Long-term debt(2)	8,745	8,963
Deferred income taxes(9)	2,750	2,692
Preferred securities(11)	694	694
Trust originated preferred securities	218	218
Shareholders’ equity	6,114	6,031
	21,480	21,384

Statement of Other Comprehensive Income in Accordance with U.S. GAAP

	Cumulative Translation Account	Minimum Pension Liability (SFAS No. 87)	Cash Flow Hedges (SFAS No. 133)	Total
	(millions of dollars)

Balance at January 1, 2002	13	(56)	(9)	(52)

Additional minimum liability for employee future benefits, net of tax(12)	—	(40)	—	(40)
Unrealized loss on derivatives, net of tax(2)	—	—	(4)	(4)
Foreign currency translation adjustment	1	—	—	1
Balance at December 31, 2002	14	(96)	(13)	(95)

Additional minimum liability for employee future benefits, net of tax(12)	—	3	—	3
Unrealized loss on derivatives, net of tax(2)	—	—	8	8
Foreign currency translation adjustment	(15)	—	—	(15)
Balance at March 31, 2003	(1)	(93)	(5)	(99)

(5)          Other expenses included an allowance for funds used during construction of $1 million for the three months ended March 31, 2003 (March 31, 2002 - $2 million).

(6)          In accordance with U.S. GAAP, the condensed Statement of Consolidated Income and Balance Sheet are prepared using the equity method of accounting for joint ventures.  Excluding the impact of other U.S. GAAP adjustments, the use of the proportionate consolidation method of accounting for joint ventures, as required under Canadian GAAP, results in the same net income and Shareholders’ Equity.

(7)          Effective January 1, 2003, the Company adopted the provisions of Financial Interpretation (FIN) 45 that require the recognition of a liability for the fair value of certain guarantees that require payments contingent on specified types of future events.  The measurement standards of FIN 45 are applicable to guarantees entered into after January 1, 2003.  For U.S. GAAP, the Company has recorded the fair value of the guarantees ($4 million) arising on the acquisition of the interest in Bruce Power L.P. as a liability and an increase in the cost of the investment.

(8)          Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143 “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with asset retirement costs.  SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The fair value is added to the carrying amount of the associated asset.  The liability is accreted at the end of each period through charges to operating expenses.

The property, plant and equipment of the regulated natural gas transmission operations consist primarily of underground pipelines and above ground compression equipment and other facilities.  No amount has been recorded for asset retirement obligations relating to these assets as it is not possible to make a reasonable estimate of the fair value of the liability due to the indeterminate timing and scope of the asset retirements. Management believes that all retirement costs associated with the regulated pipelines will be recovered through tolls in future periods.

The property, plant and equipment in the power business consists primarily of power plants in Canada and the United States.  The estimated fair value of the liability for the power plants and associated assets as at January 1, 2003 was $6 million.  The asset retirement cost, net of accumulated depreciation that would have been recorded if the cost had been recorded in the period in which it arose, is recorded as an additional cost of the assets as at January 1, 2003.  There were no material changes in the estimated fair value of the liability during the three months ended March 31, 2003. The Company has no legal liability for asset retirement obligations with respect to its investment in Bruce Power L.P. and the Sundance A and B power purchase arrangements.

(9)          Under U.S. GAAP, the Company is required to record a deferred income tax liability for its cost-of-service regulated businesses. As these deferred income taxes are recoverable through future revenues, a corresponding regulatory asset is recorded for U.S. GAAP purposes.

(10)    Current liabilities at March 31, 2003 include dividends payable of $135 million (December 31, 2002 - $125 million) and current taxes payable of  $159 million (December 31, 2002 - $150 million).

(11)    Under U.S. GAAP, the preferred securities are classified as a liability.  The fair value of the preferred securities at March 31, 2003 was $686 million (December 31, 2002 - $743 million).  The Company made preferred securities charges payments of $14 million for the three months ended March 31, 2003 (March 31, 2002 - $14 million).

(12)    Under U.S. GAAP, a net loss recognized pursuant to SFAS No. 87 “Employers’ Accounting for Pensions” as an additional pension liability not yet recognized as net period pension cost, must be recorded as a component of comprehensive income.

Stock-Based Compensation

Under the transition rules provided by SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123”, the Company is expensing stock options granted in 2002 and 2003.  The use of the fair value method of SFAS No. 123 “Accounting for Stock-Based Compensation” for previously issued options would have resulted in net income under U.S. GAAP of $188 million for the three months ended March 31, 2003 (March 31, 2002 - $186 million) and net income per share (basic) of $0.38 for the three months ended March 31, 2003 (March 31, 2002 - $0.38 per share).

Summarized Financial Information of Long-Term Investments

	Three months ended March 31
	2003	2002
	(millions of dollars)
Income
Revenues	280	202
Other costs and expenses	(105)	(59)
Depreciation	(38)	(34)
Financial charges and other	(25)	(28)
Proportionate share of income before income taxes of long-term investments	112	81

	March 31, 2003	December 31, 2002
	(millions of dollars)
Balance sheet
Current assets	453	246
Plant, property and equipment	3,783	3,197
Other assets (net)	—	112
Current liabilities	(258)	(216)
Deferred amounts (net)	(240)	—
Non-recourse debt	(1,644)	(1,646)
Deferred income taxes	(53)	(64)
Proportionate share of net assets of long-term investments	2,041	1,629